UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 10-SB

         GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS
                under Section 12(b) or (g) of
              The Securities Exchange Act of 1934

                     FULL TILT SPORTS, INC.
     (Exact name of registrant as specified in its charter)

             Colorado                   84-1416864
    (State of incorporation)    (I.R.S. Identification No.)

5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918
     (Address of principle executive offices)             (Zip Code)

                         (719) 260-8509
      (Registrant's telephone number including area code)

Securities registered under Section 12 (b) of the Exchange Act:
                              None

Securities registered under Section 12 (g) of the Exchange Act:

                        Title of Class:
            Common Stock, par value $.001 per share

Copies of all communications, including all communications sent to the agent for service, should be sent to:

               David J. Babiarz, Esq.
                Neil P. Movitz, Esq.
            Overton, Babiarz & Sykes, P.C.
        7720 East Belleview Avenue, Suite 200
              Englewood, Colorado 80111
                   (303) 779-5900



                Page One of 114 Pages
          Exhibit Page is Located at Page 27.


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                       TABLE OF CONTENTS

PART I
                                                             Page
Item 1.  Description of Business                                3

Item 2.  Management's Discussion and Analysis or Plan of
             Operation                                         10

Item 3.  Description of Property                               14

Item 4.  Security Ownership of Certain Beneficial Owners
             and Management                                    14

Item 5.  Directors, Executive Officers, Promoters
             and Control Persons                               15

Item 6.  Executive Compensation                                17

Item 7.  Certain Relationships and Related Transactions        19

Item 8.  Description of Securities                             20

PART II

Item 1.  Market Price of and Dividends on the Registrant's
             Common Equity and Other Stockholder Matters       22

Item 2.  Legal Proceedings                                     23

Item 3.  Changes in and Disagreements with Accountants         23

Item 4.  Recent Sales of Unregistered Securities               24

Item 5.  Indemnification of Officers and Directors             24

PART F/S

         Financial Statements                                  26

PART III

Item 1. Index to Exhibits                                      27

                             PART I

Item 1.   Description of Business

     Full Tilt Sports, Inc. (the "Company") is a Colorado corporation incorporated on June 30, 1997. The Company was organized to manufacture and distribute an apparel line of sportswear capitalizing on the attitude encompassed in its name "Full Tilt Sports". The Company has very limited revenue to date, and activities have been limited to organizational efforts, obtaining financing, designing, ordering and distributing in a very limited manner the apparel line of sportswear. The Company's executive offices are presently located at 5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918, and its telephone number is (719) 260-8509.

     The Company completed its initial capitalization in June, 1998. The Company raised $261,400 in two private placements exempt from the registration requirements of the Securities Act of 1933. Proceeds from those offerings, together with other recent financing, have been used for organization and administration expenses, and working capital for inventory and other operating expenses. The Company currently has approximately 60 shareholders.

     The Company has developed a line of active sportswear for the retail clothing market bearing the trademark and logo "Full Tilt" (the "Apparel Line"). The Company's initial focus has been production of recreational and athletic clothing which management intends to be distributed through sporting goods retail stores and certain department stores. The Company's target market for sales of the Full Tilt Apparel Line is retail purchasers of recreational and sports clothing, of both sexes and of all ages. Current products include t-shirts, golf shirts, sweat shirts, hats and fleece items which have been distributed through personal contacts of the Company's management, at sporting events and through athletic team sponsorships. The Company must be considered in the promotional stage and in the very early phases of its development, embarking upon a new venture. Prospective investors should be aware of the difficulties encountered by such enterprises, as the Company faces all the risks inherent in any new business, including the absence of any prior operating history, need for working capital, lack of market recognition and
intense competition.   The Company's marketing strength is
anticipated to be endorsement of the clothing by high profile professional athletes. The Company's perceived advantage in obtaining these endorsements is that certain of the Company's principals are former professional athletes who have numerous personal contacts with other athletes. The Company operates exclusively in one industry, the retail apparel industry.

     Management has also investigated the potential for constructing and managing an indoor sports facility. It is hoped that the Company can take advantage of the rising popularity of team sports such as indoor soccer and in-line hockey by constructing and operating an indoor facility and organizing sports leagues. The Company contemplates construction of one or more multi-sport indoor facilities for soccer and in-line (or "roller") hockey, and several related activities. It is not anticipated that the Company will implement funding or construction of the sports facility until 1999 at the earliest, pending the receipt of additional funding from future revenue or third party financing.

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     Initially, the Company will be dependent on the efforts and expertise of certain of its founders and executive officers. Roger Burnett, President and Chief Executive Officer of the Company, is a former professional baseball player in the New York Yankees baseball organization and will manage production, strategic development and anticipated expansion. J. Fisher DeBerry, currently head football coach at the United States Air Force Academy and Executive Vice President of the Company, will participate in organizational development and corporate marketing on the Company's behalf. Finally, Joseph DeBerry, Vice President and a director, was also a member of the Yankees organization, as well as the Cincinnati Reds and Kansas City Royals organizations, prior to his affiliation with the Company. Mr. DeBerry will oversee marketing, distribution and production of the Apparel Line and assist in strategic planning. Loss of the service of any of these individuals could adversely affect the Company's business.

     Marketing        Management of the Company believes that
marketing and future sales of the Full Tilt Apparel Line depend to a large degree on the uniqueness and attraction of the Full Tilt trademark and concept. Marketing efforts to date have included distribution of promotional apparel items to professional athletes such as members of the Denver Broncos football team, sales at sports events such as golf tournaments, promotion through personal contacts of the management of the Company and sponsorship of sports teams who use promotional clothing items. Radio advertisements have been broadcast for several months on a syndicated radio show on over 200 AM and FM radio stations nationally.

     Future marketing is anticipated to be centered on endorsement and exposure by high profile professional athletes. These endorsements and exposure are expected to give the Company an advantage to compete in its industry. Professional athletes are expected to endorse the products through media appearances where the items will be displayed. The Company's perceived advantage in obtaining these endorsements is that several of the Company principals are former professional baseball players who have personal relationships with many professional athletes. These athletes include Colorado Rockies and New York Yankee baseball players and Denver Bronco football players. The principals have contacted many of these professional athletes and have received favorable responses to its apparel. The Company anticipates retaining a small number of these athletes under a formal agreement where, in exchange for an equity interest in the Company or other compensation, these athletes would commit to wear and use the items in a visible manner in the media. The Company would also contact as many other athletes as possible, give them complimentary items and encourage their wear and use in a visible manner. Although the Company has made numerous contacts and has obtained favorable responses from many professional athletes, the Company has not entered into any contractual agreements with any professional athletes as of the date of filing of this registration statement.

     Additional future marketing, depending on available funds, will be made through advertising mediums such as television, print media, catalogue distribution, Internet and a toll free telephone number for order intake. A catalogue has been planned for initial distribution in the Colorado Springs area, that will allow for direct purchase of the Apparel Line from the Company. The Company is presently completing design and lay-out of its first catalogue, which will carry the Company's complete line and

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provide for placement of orders through a toll free telephone number. Advertisement on the Internet is also planned, whereby advertisements will be displayed on personal computers logged onto the Internet. Internet users will then be able to order items directly on the Internet or through the toll free telephone number.

     Manufacturing        As of July 31, 1998, the Company has
manufactured a sample inventory of the Apparel Line of approximately 50 dozen items with the Full Tilt logo. These items include t-shirts, golf shirts, sweat shirts, caps and fleece items. The Company had engaged the services of independent third party maufacturers, including N.E. Wear of San Francisco and Colorado Clothing Company of Denver, to manufacture this sample inventory which consisted of existing styles and
colors.   After manufacturing, the items were shipped to another
party who embroidered or silkscreened the Full Tilt logo onto the item, and added the Company's label.

     In the future, only final product inventory will be produced. The final product inventory shall be produced directly for the Company by one or more manufacturers who are capable of producing all items required by the Company and to the Company's specifications. The items shall be of a higher quality, superior to the quality of the test inventory and shall be produced with the Full Tilt logo and label. The Company is in the process of arranging for these manufacturers to produce its initial orders of inventory of the Company's final product. Future inventories may be expanded to include additional athletic and recreation clothing items and accessories, as determined by consumer demands.

     The Company does not have a contract with the manufacturer for continued supply, but will place individual orders for inventory as needed. While management believes that the Company will have a ready source of materials and manufacturers for its apparel items, there is no assurance that such inventory can be acquired at desired costs and quality standards. The lack of a long term contract and business relationship with current sources of supply present a risk that the Company may not be able to acquire future inventory to meet demand.

     Distribution        The Company's present method of
distribution has been of the sample inventory only, to personal contacts of the Company's management, sales at sporting events such as golf tournaments, and sales to sports teams such as soccer teams and clubs. In addition, items are provided to the sports teams and clubs as sponsorship for promotion of the Company. Approximately 20 dozen items of the sample inventory have been sold and 20 dozen items have been distributed as promotional items, primarily in the Colorado Springs and Denver metropolitan areas.

     The Company's future distribution plans are for the Apparel Line to be distributed primarily through retail sporting goods
and department stores.   The Company has already contacted the
buyers for several retail outlets such as Gart Sports and Nordstrom's Department Store, and has received favorable responses. Management has been advised that such buyers are interested in its products subject to review of the final inventory of the Apparel Line and if sufficient advertisement is provided by the Company. The Company plans to present its final product inventory to the retail outlet buyers upon its production and delivery. As the final product inventory is anticipated to be of superior quality to the sample inventory, the Company have not presented any items for purchase to the buyers.

     While the Company has discussed preliminary arrangements for distribution with a number of retail outlets, it currently has no firm commitments or contracts for that purpose. As a result, there is no assurance that the Company will have an assured source of distribution for its products. In addition, due to the recent entry of the Company into the retail clothing market, retailers may be reluctant to accept its product pending future demonstration of consumer demand and a ready source of inventory.

     In addition, the Company anticipates distributing the items directly to customers on the Internet via personal computers. The customer will be able to dial the Company's address page, or web page, that will display on the customer's personal computer the Company's Apparel Line products and instructions to place orders. The customer would then be able to place an order for items directly on their personal computer.

     The Company will also distribute a catalogue for direct sales, initially in the Colorado Springs area and then nationwide if favorable results are achieved. The catalogue will include pictures and descriptions of the Company's apparel line products and instructions to place orders. A toll free telephone number will be provided, which customers can telephone to place orders,
or orders may be made through the mail.   The Internet and
catalogue customers will then be billed directly for the desired items and the items will be shipped directly to the customer.

     Competition         Competition in the apparel industry is
very intense. There are numerous manufacturers and distributors marketing sporting apparel throughout the United States, most with personnel and financial resources substantially greater than the Company. There already exists many apparel lines which base their marketing on a name or slogan, such as Nike, Mossimo, No Fear and Reebok which currently dominate the industry. Many of these apparel lines are well established in the marketplace with
the consumers and the retail outlets.   The Company's general
concept is not unique and the Company will have to establish itself as a desirable apparel line of clothing in an established marketplace. Due to the Company's status as a development stage enterprise, the Company is at a competitive disadvantage with regard to financial and personnel resources, vis-a-vis its competitors. Investors should be aware of the competitive environment in which the Company operates.

     Trademark         The Company has developed the name and logo
"Full Tilt" with stylized lettering that they believe portrays an aggressive sports attitude. The Company would like to capitalize on the popularity of similar sports slogans, such as "No Fear"
and Nike's "Just Do It".   Therefore, the value of the Full Tilt
Apparel Line will depend to a large degree on name recognition of the Full Tilt trademark, and a substantial effort will be made to exploit the name in marketing the products. The Company has taken steps to ensure that this trademark will be protected and not challenged. These protective steps include use of the trademark in interstate commerce, applying for federal trademark registration with the U.S. Patent and Trademark Office and registering the trademark with the Colorado Department of State.

     The Company has applied for trademark registration with the U.S. Patent and Trademark Office. To apply for federal registration, the Company must first use the mark, in interstate commerce or commerce between the U.S. and another country.
Before issuing a federal registration, the U.S. Patent and Trademark Office determines whether there would be a conflict with an existing mark. If a conflict is determined to exist, the trademark application may be rejected by the Patent and Trademark Office. A conflict exists when there would be a likelihood of confusion, that is, whether relevant consumers would be likely to associate the goods or services of one party with those of another party. To find a conflict, the trademark need not be identical, and the goods do not have to be the same. There are no assurances that the Company's trademark application will be accepted.

     Once the trademark is registered with the U.S. Patent and Trademark Office, the Company is presumed to be the owner of the trademark for the goods and services specified in the registration, and to be entitled to use the trademark nationwide. The U.S. registration provides protection only in the United States and its territories. To obtain protection in other countries, the trademark must be registered in those counties. The federal trademark registration is good for ten years, but can be renewed. While the Company is not aware of any registrations of the trademark or uses of the trademark in the manner that will pose significant problems to the Company, there is no assurance that registration will be granted or that the Company's use of the mark will not be challenged.

     The Company has filed its corporate name "Full Tilt Sports" with the State of Colorado Secretary of State. This filing protects the name from registration by any other parties in Colorado. This registration, along with the use of the trademark, provides some protection of the Company's use of the trademark in Colorado.

     The Company has made use of the trademark in Arizona, Colorado and Texas through distribution of the Apparel Line in those states. The Company has also used the trademark in interstate commerce by manufacturing and distributing the Full Tilt Apparel Line between several states.

     The registration and use of the trademark does not assure that a user of the trademark does not already exist. If a prior user exists, that user may request a court-ordered injunction prohibiting the Company's use of the trademark in that locale in a manner that conflicts with the prior user. However the federal registration of the trademark will protect the Company's use of the trademark in all other locations in the United States and its territories.

     The Company is aware of the use of the trademark Full Tilt for purposes unrelated to the Company's use but does not anticipate a challenge from these users. There is a state registered "Full Tilt" trademark in Massachusetts for clothing and a common law use of the trademark by a snowboard manufacturer in the state of Washington. The Company does not consider the use of the trademark in these two states a detriment to marketing Full Tilt Apparel Line on a national basis. However, the Company cannot guarantee that a challenge will not arise in the future to the use of the name in a particular location.

     Sports Facility        The Company's business plan also
contemplates construction of one or more multi-sport indoor facilities for soccer and in-line (or "roller") hockey, and several related activities, if and when the Company has

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sufficient funds.  It is not anticipated that the Company will purchase the land for the facility site or construct this sports facility until 1999 at the earliest, pending the receipt of additional funding from future revenue or third party financing.

     In the event the Company is able to construct the first sports facility (the "Facility"), it would be constructed in Colorado Springs on real estate that the Company has an option to purchase from an affiliate. This land (the "Property") will be acquired by the Company upon the receipt of additional funding from future revenue or third party financing. Following construction of the initial Facility, and subject to available working capital, the Company shall investigate expansion into additional cities in the United States.

     Acquisition of the Property and construction of the Facility are currently estimated by the Company to cost approximately $800,000. The Company has an option to purchase the Property, which consists of approximately two acres of real estate located in northwest Colorado Springs from an affiliate of the Company,
J. Fisher DeBerry, Executive Vice President and a director of the Company, for a purchase price of $132,500. This real estate, located near the corner of Centennial and Garden of the Gods Road, was acquired by Mr. DeBerry in anticipation of constructing this sports facility. The Property may be acquired by the Company for the same price paid by Mr. DeBerry, along with accrued interest to date. A portion of the purchase price will be paid with debt financing anticipated to be acquired by the Company. While no definitive contract has yet been executed, management's current estimate for total cost of construction for a facility estimated at approximately 33,000 square feet is $700,000. A substantial expenditure will be necessary to finish the interior of the Facility and acquire equipment necessary for operation.

     The initial sports Facility in Colorado Springs is envisioned to accommodate several different sporting activities. Plans call for a state-of-the-art sports complex providing a multipurpose indoor court (the "Sport Court") for sports such as soccer and roller hockey. The Sport Court, together with spectator bleachers and player benches, will encompass a majority of the Facility. A smaller portion of the Facility will be devoted to computerized pitching machines for both baseball and softball, as well as individual batting cages for instruction and practice. The remaining portions of the Facility will include food and beverage concessions, an arcade, executive offices, a pro shop and a viewing area on the mezzanine level. The Facility is presently envisioned to include approximately 33,000 square feet, primarily on one level.

     If constructed, the Colorado Springs Facility will be managed and operated by the current officers of the Company, assisted by one or more staff. The Company will also be assisted by independent contractors who may act as instructors in baseball, softball and other activities. While each of the Company's officers has experience in the professional sports industry as members of professional baseball, only one has experience in the management of a recreational facility.
However, the Company's officers and directors believe they have the ability to operate the Company in accordance with its business plan.

     Research and Development      The Company did not commission
a formal market or feasibility study as part of its research and development in regard to sale of the Full Tilt Apparel Line. Due to the cost and delay inherent in obtaining such a market study, the Company has determined to proceed on the basis of its own

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estimates.  Estimates as to sale of the Full Tilt Apparel Line, and projected revenues were made by officers and directors. The Company has distributed the sample inventory of the Apparel Line through sales and promotions, and has received a favorable response as to the acceptability of the Apparel Line in the marketplace and that items will be sold. However, there is no assurance that the Apparel Line will be accepted by the public.

     Risk Factors         In addition to its status as a
development stage enterprise, the Company faces numerous risks in connection with the operation of its business. These risks include lack of a proven market for the Company's merchandise, lack of an assured manufacturer for its product, lack of existing endorsements with professional athletes and dependence on key personnel. While management will do its best to mitigate these risks through implementation of the Company's business plan, there is no assurance such efforts will be successfull. Investors should evaluate these and other risks outlined in this Registration Statement prior to making an investment in the Company.

     Employees         The Company presently employs three
individuals, all of whom are also officers of the Company. Roger Burnett, President and Joseph DeBerry, Vice President currently serve on a full-time basis and will be responsible for day-to-day operation of the Company and the marketing, production and distribution of the Full Tilt Apparel Line, as well as strategic planning and expansion of the Company's business. Fisher DeBerry, Executive Vice President and a director of the Company, currently devotes only a minor portion of his time to the Company and assists in marketing and promotion.

     Messrs. Burnett and Joseph DeBerry currently serve pursuant to one year employment agreements executed with the Company effective September 1, 1997. Each of these individuals will be compensated at the rate of $30,000 per annum, plus health insurance and other benefit plans maintained for the benefit of all employees of the Company.

     The Company does not expect any significant change in the number of employees over the next twelve months. Manufacturing will be contracted to outside entities. From time-to-time, the Company also engages the services of outside consultants to assist in the Company's business, including attorneys, accountants, and marketing and advertising personnel. The Company may engage the services of additional individuals in the future as the needs of its business dictate and the financial resources of the Company permit.


     Reports to Shareholders       Following the effective date of
this Registration Statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"). In connection therewith, the Company will be required to file annual and quarterly reports with the Securities and Exchange Commission and will be required to comply with the proxy solicitation rules contained in the 1934 Act. Shareholders of the Company will receive an annual report containing audited financial statements of the Company in conjunction with any annual meeting of shareholders. The Company may also prepare and deliver quarterly and other interim statements to shareholders as management deems appropriate.

                             9

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Item 2.   Managements's Discussion and Analysis or Plan of Operation

     Plan of Operation        The Company's plan of operation for
the twelve months ending July 31, 1999, is to gain acceptance in the marketplace and establish the long-term viability of its Full Tilt Apparel Line. Revenue will be generated from sale of the Apparel Line, anticipated to be through retail sporting goods and department stores. Major components of that plan of operation include marketing and distribution of the merchandise and production of inventory sufficient to meet the anticipated demand. The Company has undertaken efforts to address each component of its plan, but was temporarily delayed by a lack of working capital. With the completion of two private placements in the first half of calendar 1998, management believes the Company is positioned to pursue its plan beginning immediately.

     The Company is voluntarily filing this Registration Statement under Section 12(g) of the Securities Exchange Act of 1934 to become a reporting Company under rules and regulations of the Securities and Exchange Commission. Management hopes that the Company will achieve added credibility with its existing and potential investors as a result of its status as a reporting entity. In addition, management may undertake efforts to organize a market in the Company's Common Stock by soliciting the interests of one or more security broker dealers who may become market makers of the Company's Common Stock.

     The Company raised approximately $261,000 in these private placements, most of which remained available at June 30, 1998 to implement the Company's business plan. Coupled with anticipated revenues from the sale of its merchandise, management anticipates the Company has sufficient working capital to satisfy its cash requirements for the next twelve months. Those requirements include acquisition of an inventory of finished merchandise to be distributed to potential purchasers, marketing, advertising, general and administrative expenses. Management does not anticipate the need to raise additional capital from outside sources for the next twelve months. However, short-term financing, if necessary, may be obtained from loans collateralized by the Company's inventory or potential purchase orders.

     Limited working capital obtained from the Company's founders during the period ended December 31, 1997 was used for test marketing of the Apparel Line. Such efforts included production of sample merchandise, travel and other marketing expenses designed to investigate and evaluate the market for such apparel. Proceeds from the recently completed private placements will help expand these efforts and help defray general and administrative expenses pending anticipated revenue from sale of the Company's merchandise.

     Immediate marketing efforts will be directed toward convincing buyers on behalf of various retail stores to purchase merchandise from the Company. Such efforts primarily consist of personal contacts by officers and directors of the Company, together with limited advertising in print, radio and television. Management anticipates significant travel during the next few months in an effort to make contact with these buyers. In addition, the Company must demonstrate the ability to produce and deliver sufficient quantities of merchandise as required by the buyers in order to obtain significant orders.

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     A major component of the Company's marketing plan includes potential endorsement of its Apparel Line by high-profile professional athletes. Toward that end, management will also be refining its merchandise for distribution and discussion with such individuals. Management anticipates compensating such individuals with an equity interest in the Company in an effort to preserve working capital. However, there is no assurance that such endorsements can be obtained or that they can be obtained on terms favorable to the Company.

     Coincident with its marketing efforts, management will be refining manufacturing and production of its merchandise. An initial inventory of merchandise was produced through subcontract arrangements brokered by independent third parties. Merchandise produced under such arrangement was utilized primarily to test-market the Company's business plan and logo. Future efforts will be directed to finding a single source of supply to manufacture the Company's merchandise to its individual specifications.

     Depending upon the results of its marketing efforts, management anticipates production of merchandise in lots of approximately $50,000. Such amount should provide a sufficient source of supply while preserving the Company's working capital.
Proceeds from the anticipated sale of this inventory will be used to purchase additional merchandise for resale. The product line will be modified and expanded according to customer requests and as the market dictates. The Company may also purchase merchandise from independent manufacturers to supplement its Full Tilt Apparel Line.

     The Company has very limited revenues to date. Accordingly, it is dependent on the proceeds of the private placement and future sales to continue beyond the next twelve months.
Management is unable to predict with any degree of certainty, when, if ever, significant revenues can be anticipated.

     Liquidity and Capital Resources

     June 30, 1998       The Company's working capital increased
from December 31, 1997 to June 30, 1998, from $15,791 to $183,643, an increase of $167,852. Substantially all of this increase resulted from financing activities conducted by the Company during the first six months of 1998. The Company's operations continued to use, rather than provide cash. Nonetheless, management is of the opinion that the Company has sufficient working capital to continue for the next twelve months.

     The Company completed two private placements during the six months ended June 30, 1998. In April, the Company sold 50,000 shares of a newly created series of Preferred Stock to a single, accredited investor in a transaction exempt from the registration requirements of the 1933 Act. The Series A Preferred Stock was issued at a price of $1 per share and maintains a preference in liquidation over the Common Stock equal to $1 per share. The Series A Preferred Stock accrues dividends at the rate of 10% per annum during the first two years following issuance, which dividend is cumulative. During the third through fifth years in which the Series A Preferred Stock is outstanding, the holder is entitled to 3.75% of the net profits of the Company. The Company may redeem this Preferred Stock at any time following notice to the holder for an amount equal to the issue price, plus any accrued but unpaid dividends. The Series A stock is also

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
convertible into Common Stock of the Company at the option of the holder. For a more complete description of the Series A
Preferred Stock, see "Item 8. Description of Securities."

     The Company also completed a private placement to a small group of investors pursuant to Regulation D, Rule 504 of the 1933 Act. The Company sold an aggregate of 21,140 units ("Units") for aggregate gross proceeds of $211,400. Each Unit sold in the offering consisted of 10 shares of Common Stock and 5 Common Stock Purchase Warrants (the "Warrants"). Each Warrant, in turn, enables the holder to acquire an additional share of Common Stock for an exercise price of $2 per share through and including April 30, 1999. As a result of these two offerings, the Company received $261,400 from financing activities.

     Proceeds from the offerings will be used to finance acquisition of inventory and the Company's other operating expenses. The Company's only obligations at June 30, 1998 were accounts payable and other accrued expenses in the aggregate amount of $28,394. Management anticipates that the existing capital resources will be sufficient for the next twelve months. However, it is not anticipated that the Company will generate cash from operations until 1999 or thereafter. Accordingly, the Company may continue to require capital from outside sources to finance operations.

     December 31, 1997. At December 31, 1997, the Company had working capital of $15,791, consisting of current assets of $37,027 and current liabilities of $21,236. As the Company anticipates subcontracting all of its manufacturing to independent third parties, it had no commitments for major capital expenditures such as plant or equipment. The Company's greatest need for working capital in the year ending December 31, 1998 is marketing, advertising, general and administrative expenses, together with financing of inventory to be acquired from third parties.

     Current assets at December 31, 1997 consisted of cash and a stock subscription receivable. The subscription receivable was paid in January, 1998. Current liabilities consisted of accounts payable of $16,043, accrued salaries of $2,500 and payroll taxes payable. All of those liabilities were paid or satisfied during the first half of 1998.

     All of the financing necessary to sustain the Company during the period from inception through December 31, 1997 was obtained from equity investments by the Company's officers and directors. The Company sold an aggregate of 3,500,000 shares of Common Stock during that time for gross proceeds of $70,000. All of that stock was sold pursuant to exemptions from the registration requirements of Federal and state securities laws. Of the $70,000 obtained from the investors, $41,322 was used in operations, approximately $2,400 for the acquisition of equipment and the balance remained as working capital at December 31, 1997. The Company also endeavored to conduct a private placement pursuant to Regulation D, Rule 504 of the 1933 Act during the fall of 1997, but determined to terminate the offering and restructure it in 1998.

     Statement of Operations

     Six Months Ended June 30, 1998     In the six month period
ended June 30, 1998, the Company realized a net loss of $93,228, or $0.03 per share, on total revenues of $4,292. From inception

(June 30, 1997) through June 30, 1998, the Company realized a net loss of $145,840. Management anticipates the Company will continue to incur losses until such time, if ever, the Company's revenue can be increased to cover all of its general and administrative expenses.

     General and administrative expenses for the six month period ended June 30, 1998 increased significantly from the period from inception through December 31, 1997. Advertising expenses increased to $33,743 for the six month period ended June 30, 1998, an increase of $33,393. This reflects a change in emphasis by the Company from organizational efforts to marketing and promotion of its product line. Consulting fees increased $12,500 from the period ended December 31, 1997 to the six month period ended June 30, 1998, as the Administrative Services Agreement became effective January 1, 1998. Salaries increased slightly, from $20,000 for the period ended December 31, 1997 to $30,000 for the six month period ended June 30, 1998, as the Company's officers began devoting full-time to the Company's affairs.

     Professional fees associated with organization of the Company and audit expenses decreased from the period ended December 31, 1997 to the period ended June 30, 1998. However, the Company will continue to incur such fees in the foreseeable future as a result of filing this Registration Statement and its anticipated status as a public reporting entity.

     The Company remained in the development stage through June 30, 1998. While the Company received revenue from the sale of its product line, such sales were extremely limited and made on a promotional basis. With the increased capital available as a result of the recent private placements, managements hopes the Company will increase its marketing and advertising efforts, and stimulate interest in the Apparel Line. However, as of the date of filing this Registration Statement, the Company has no existing orders or backlog for merchandise.


     Period from Inception through December 31, 1997

     During the period from inception to December 31, 1997, the Company realized a net loss of $52,612 or $.02 per share on no revenues and expenses of $52,547.

     The Company's fixed expenses for the twelve months ending July 30, 1999 are approximately $90,000. This includes $2,500 per month pursuant an Administrative Services Agreement under which the Company occupies its executive and administrative space and receives administrative assistance, together with $2,500 per month each to the President and Vice President of the Company. Significant variable expenses include travel and entertainment, professional fees and miscellaneous office expenses. Following registration of its securities with the Securities and Exchange Commission and expenses associated with the accompanying audit, management expects such expenses to continue, but at a lesser amount.

     During the period from inception through December 31, 1997, the Company realized certain non-recurring expenses associated with an abandoned securities offering. The Company recorded $14,877 for fees and expenses in connection with that offering which management determined to terminate due to reevaluation of its business plan. The Company originally anticipated construction of a multi-sports facility in Colorado Springs; upon evaluation of the cost and expense of constructing such a facility and its available working capital, management determined to postpone those efforts. Efforts to pursue that construction may be revisited in fiscal 1999, working capital permitting


Item 3.   Description of Property

     The Company has no properties and at this time has no agreements to acquire any properties, except as herein mentioned. The Company's executive and administrative offices are located at 5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918. This space is rented to the Company by MCM Capital Management, Inc. as part of its Administrative Services Agreement.

     MCM Capital Management, Inc. of Colorado Springs provides office, storage and warehousing space, as well as administrative assistance, under an Administrative Services Agreement, dated January 1, 1998. The Company can use the office, consisting of 3,000 square feet, as their business address, for storage of the Company's products, and for meeting facilities as needed. Administrative services provided to the Company include record and bookkeeping, secretarial and personnel services, and other support functions normally and reasonably required in the ordinary course of the Company's business, including interfacing and providing information to outside professionals and
consultants, such as attorneys and accounts.   This agreement
commenced January 1, 1998, for a term of 12 months and has a service fee of $2,500 per month. (See Item 7. Certain Relationships and Related Transactions).

     Subject to the availability of sufficient working capital, the Company has an option to purchase property consisting of approximately two acres of real estate located in northwest Colorado Springs from J. Fisher DeBerry, an affiliate of the Company, upon which to construct the sports facility. This real estate, located near the corner of Centennial and Garden of the Gods Road, was acquired by Mr. DeBerry in anticipation of constructing this sports facility. Subject to the receipt of sufficient working capital, the property will be acquired by the Company for the same price paid by Mr. DeBerry, along with accrued interest to date. A portion of the purchase price will be paid with debt financing anticipated to be acquired by the Company.


Item 4. Security Ownership of Certain Beneficial Owners and Management

     As of the date of this Registration Statement, there were a total of 3,126,261 shares of Common Stock and 50,000 Series A Preferred Shares of the Company outstanding, the only classes of voting securities of the Company currently outstanding. The Common Stock and the Series A Preferred Shares vote together as a single class, and each share is entitled to one vote.

     The following tabulates holdings of Common Stock and Series A Preferred Stock of the Company by each person who, holds of record or is known by management of the Company to own beneficially more than 5% of the voting securities outstanding and, in addition, by all directors and officers of the Company individually and as a group. There are no holders of Preferred Stock of the Company who own beneficially more than 5% of the voting securities outstanding. The table does not reflect up to

1,000,000 shares of Common Stock underlying the Company's Stock Option Plan or 105,700 shares of Common Stock underlying Warrants currently exercisable at a price of $2.00 until April 13, 2000. The shareholders listed below have sole voting and investment power. The address of each of the beneficial owners is 5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918.
All ownership of securities is direct ownership unless otherwise indicated.

Name                     Number of Shares  Percent of Voting Securities

Roger K. Burnett         704,618                  22.5%

Joseph F. DeBerry        704,618                  22.5%

J. Fisher DeBerry        800,000                  25.6%

Bill M. Conrad(1)        323,125                  10.3%

Raymond E. McElhaney(1)  245,625                   7.9%

All Officers and
Directors as a Group
(5 persons)            2,777,986                  88.8%

    (1)    Includes 5,625 shares held by MCM Capital Management,
Inc. of which Messrs. McElhaney and Conrad are officers, directors and principal shareholders.

_____________________________

All of the individuals listed in the foregoing table are either officers or directors of the Company.


Item 5.   Directors, Executive Officers, Promoters and Control Persons

     The following individuals presently serve as officers and directors of the Company.

Name                               Age       Position

Roger K. Burnett                   27        President, Chief
                                             Executive Officer, Chief
                                             Financial Officer and Director

J. Fisher DeBerry                  58        Executive Vice President
and Director

Joseph F. DeBerry                  27        Vice President, Secretary,
                                             Treasurer and Director

Bill M. Conrad                     41        Director

Raymond E. McElhaney               41        Director

     Messrs. Burnett, Joseph DeBerry, Conrad and McElhaney should be considered "founders" and "parents" of the Company (as such terms are defined by rule under the Securities Exchange Act of 1934, as amended), inasmuch as each has taken initiative in founding and organizing the business of the Company.

     Messrs. Burnett, and Joseph DeBerry presently serve the Company pursuant to written employment contracts, effective September 1, 1997, for an initial term of 12 month terms which shall continue thereafter on a year to year basis, unless terminated by the Company or employee. Mr. Fisher DeBerry serves at the will of the Board of Directors. All of the directors are currently serving a term of office until the next annual meeting of shareholders and until their successors are duly elected and qualified, or until they resign or are removed. Each of the foregoing individuals has served in his current position since the Company's inception in June, 1997.

     The following represents a summary of the business history of each of the foregoing individuals for the last five years:

     ROGER K. BURNETT.   From 1991 to 1995, Mr. Burnett was a
member of the New York Yankees farm organization, playing short stop at the Single A and Double A level of that organization.
In the off-season during those years, Mr. Burnett managed an indoor multi-sports facility in Tulsa, Oklahoma, where he was responsible for all phases of operation. His experience in that position provided the impetus for organization of the Company. He graduated from Stanford University, in Palo Alto, California, with a Bachelor of Arts in Business, where he was a two time Collegiate All-American at shortstop. In his position as President, Mr. Burnett will be responsible for overseeing all of the Company's activities and strategic planning for future development.

     J. FISHER DeBERRY. Fisher DeBerry has been the head football coach for the Air Force Academy in Colorado Springs for fourteen years. In that capacity, he oversees a staff of assistant coaches, and together with the athletic director and university president, is responsible for all decisions affecting the football team. During his tenure with the Air Force Falcons, Mr. DeBerry has compiled a record of 92 wins and 55 losses, ten of his twelve teams having achieved a winning record and eight receiving a bowl bid. Prior to his position as head football
coach, Mr. DeBerry was an assistant from 1980 to 1983.   Mr.
DeBerry will assist in marketing and program development for the Company.

     JOSEPH F. DeBERRY. Mr. DeBerry also played professional baseball from 1991 to 1995, as a member of the Cincinnati Reds and New York Yankees farm organizations. His most recent position was with the Kansas City Royals Double A farm organization, which he concluded early in 1997.

     During his two year assignment with the Yankees organization, Mr. DeBerry was responsible for establishing and overseeing weekly baseball camps with local area youths in Albany, New York. In 1994, he co-founded "Connecticut Yankee Court", a group of local underprivileged youths in Norwich, Connecticut, who met bi-monthly with Yankee players for private baseball instruction. Mr. DeBerry attended college at Clemson

University where he was twice named to the College All-American baseball team and participated in the 1991 College Baseball World
Series.  Prior to that, he was a stand-out athlete at Air Academy
High School in Colorado Springs.

     As Vice President of the Company, Mr. DeBerry will be in charge of marketing, production and other day-to-day operations of the Company.

     BILL M. CONRAD. Mr. Conrad is active in a number of business endeavors, where he serves primarily in the area of corporate finance. He is presently vice-president, secretary, treasurer and a director of Wallstreet Racing Stables, Inc., a publicly traded Colorado corporation engaged in the acquisition, training, racing and sale of thoroughbred race horses. He has occupied that position since 1995. Mr. Conrad is the vice president of privately-held MCM Capital Management, Inc., a financial public relations company. From 1989 to early 1997, Mr. Conrad was the vice president of corporate development, secretary and a director of Consolidated Capital of North America, Inc., a publicly traded corporation engaged in the real estate business.

     RAYMOND E. McELHANEY. Mr. McElhaney also has a diverse business background. He is presently president and a director of Wallstreet Racing Stables, Inc. He is also president of MCM Capital Management and was the president of Consolidated Capital of North America, Inc. from its inception in 1987 to 1997.

     Joseph DeBerry is the son of J. Fisher DeBerry. No other family relationships exist between any of the officers and directors of the Company.


Item 6.   Executive Compensation

     The following table is a summary of the compensation paid to all executive officers of the Company during the period ended December 31, 1997. No other executive officer receives compensation of any kind. Except as listed below, there are no other bonuses, other annual compensation, restricted stock awards or stock options/SARs or any other compensation paid to the executive officers. The fiscal year of the Company ends December 31.


                   Summary Compensation Table

Name and Position                  Period from inception     Salary
                                   (June 30, 1997)
                                   through December 31

Roger K. Burnett                   1997                      $10,000
President, Chief Executive Officer,
Chief Financial Officer

Joseph F. DeBerry                  1997                      $10,000
Vice President, Secretary
and Treasurer

     Each of Messrs. Burnett and Joseph DeBerry presently serve the Company pursuant to one year employment contracts effective September 1, 1997. Pursuant to those contracts, each individual is entitled to annual compensation in the amount of $30,000.
Each individual is also entitled to participate in health insurance and other benefit plans maintained for the employees of the Company, and to be reimbursed for reasonable out-of-pocket expenses incurred on behalf of the Company. Such individuals are also entitled to participate in the Non-Qualifying Stock Option and Stock Grant Plan discussed below.

     The Employment Agreements executed with Messrs. Burnett and Joseph DeBerry are effective for a one year term and are automatically renewable unless terminated by either party not less than ninety days prior to the anniversary date. The contract may also be terminated by the Company for cause, or by the employee upon not less than sixty days advance written notice.

     Employees receive no additional compensation for their services as directors of the Company. Directors are not currently compensated, although each is entitled to be reimbursed for reasonable and necessary expenses incurred on behalf of the Company. The Company reserves the right to enter into compensation arrangements with its directors in the future.


     Stock Option Plan        The Company has adopted a Non-
Qualified Stock Option and Stock Grant Plan (the "Plan") for the benefit of key personnel and others providing significant services to the Company. An aggregate of 1,000,000 shares of Common Stock has been reserved for issuance under the Plan.

     The Plan is administered by the Board of Directors, which selects optionees and recipients of any stock grants, the number of shares and the terms and conditions of any options or grants to key persons defined in the Plan. In determining the value of services rendered to the Company for purposes of awards under the Plan, the Board considers, among other things, such person's employment position and relationship with the Company, his duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendation by supervisors and the value of comparable services rendered by others in the community. All options granted pursuant to the Plan are exercisable at a price not less than the fair market value of the shares of Common Stock on the date of grant.

     There is no taxable income to an optionee as a result of the grant of a Non-Qualified Stock Option unless the grant is at less than fair market value. However, an optionee incurs taxable income upon the exercise of a Non-Qualified Stock Option based on the difference between the fair value of the stock at the time of exercise and the exercise price. The Company is not entitled to a tax deduction upon the grant of a Non-Qualified Stock Option, but is entitled to a tax deduction upon exercise corresponding to the optionee's taxable income.

     There are no options outstanding under the Plan as of June
30, 1998.


Item 7.    Certain Relationships and Related Transactions

     Recent Private Financing        The Company commenced its
capitalization on June 30, 1997 by issuing 700,00 shares of its Common Stock each to Messrs. Burnett, Joseph DeBerry, Fisher DeBerry and Anderson for aggregate consideration of $20,000, or approximately $.007 per share. Messrs. McElhaney and Conrad, the sole members of the Board of Directors not involved in that transaction, approved the sale on behalf of the Company.

     Subsequently, on July 10, 1997, Messrs. McElhaney and Conrad acquired 250,000 shares of Common Stock each for aggregate consideration of $10,000, or $.02 per share. That transaction was approved by a majority of the disinterested directors at that time.

     Subsequently, in December, 1997, Messrs. Fisher DeBerry and
Conrad each acquired an additional 100,000 shares of Common stock for aggregate consideration of $40,000, or $0.20 per share.
This transaction was also approved by a majority of the disinterested directors.

     Finally, on August 1, 1998, Messr. Anderson resigned his postions as officer, director and employee of the Company, and returned 600,000 shares to the Company treasury. Of the remaining shares, 95,000 were transferred to Mr. Conrad, and 5,000 shares were retained by Mr. Anderson.

     Miscellaneous       The Company has executed an
Administrative Services Agreement with MCM Capital Management, Inc. of Colorado Springs to assist with the Company's administrative needs for the next twelve months. The Agreement provides the Company with office, storage and warehouse space as well as bookkeeping, secretarial and personnel services on an as-needed basis for a period of one year at a rate of $2,500 per month beginning January 1, 1998. Messrs. McElhaney and Conrad, directors of the Company, are also officers, directors and principal shareholders of MCM Capital Management, Inc.

     The Company has an option, in the event the Company can raise sufficient capital, to acquire property in Colorado Springs from an affiliate of the Company for a purchase price of $132,500, in order to construct its first sports facility. This real estate, consisting of approximately two acres located in northwest Colorado Springs near the corner of Centennial and Garden of the Gods Road, was acquired by J. Fisher DeBerry, Executive Vice President and a director of the Company, in anticipation of constructing this sports facility. In the event the Company acquires the property, it will be acquired by the Company for the same price paid by Mr. DeBerry, along with accrued interest to date. A portion of the purchase price would be paid with debt financing anticipated to be acquired by the Company.

     In July, 1998, Messrs. Joseph DeBerry and Burnett each acquired an additional 4,618 shares of Common Stock of the Company for consideration of services rendered to the Company in the months of May and June, 1998. Said consideration is in lieu of salary payable under the Employment Agreements that Messrs.

Joseph DeBerry and Burnett have entered into with the Company.
That transaction was approved by a majority of the disinterested directors at that time.

     In July, 1998, MCM Capital Management, Inc. acquired 5,625 Common Shares of stock of the Company for consideration of service and satisfaction of accounts payable under the Administrative Services Agreement, dated January 1, 1998, that the Company has entered into with MCM Capital Management, Inc., of which Messrs. McElhaney and Conrad are officers, directors and principal shareholders.

      The Company is of the opinion that the foregoing transactions were no less favorable than could have been obtained from an unaffilated third party.


Item 8.   Description of Securities

     The Company's authorized capital consists of 25,000,000 shares of Common Stock, $.001 par value and 5,000,000 shares of Preferred Stock, $.01 par value. The following description of the Company's securities is qualified in its entirety by reference to the Company's Articles of Incorporation and Articles of Amendment to the Articles of Incorporation, copies of which are available upon request to the Company.


     Common Stock        Each share of Common Stock is entitled
to one vote at all meetings of shareholders. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of Common Stock. The Articles of Incorporation of the Company prohibit cumulative voting in the election of directors. In the event of liquidation, dissolution or winding up of the Company, holders of shares of Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities and all liquidation preferences, if any, granted to holders of the Company's Preferred Stock.

     All of the Company's issued and outstanding Common Stock is fully paid and non-assessable and is not subject to any future call.


     Preferred Stock          The Articles of Incorporation and
Articles of Amendment to the Articles of Incorporation vest the Board of Directors of the Company with authority to divide the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Colorado and the Articles of Incorporation in respect to, among other things, (i) the number of shares to constitute such series and the distinctive designations thereof; (ii) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; (iii) whether Preferred Stock may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (iv) the liquidation preferences payable on Preferred Stock in the event of involuntary or voluntary liquidation; (v) sinking fund or other provisions, if any, for redemption or purchase of Preferred Stock; (vi) the terms and conditions by which Preferred Stock may be converted, if the Preferred Stock of any series are issued with the privilege of conversion; and (vii) voting rights, if any.


     Series A Preferred Stock        As of the date of filing
this Registration Statement, a total of 150,000 shares were designated Series A Preferred Stock, of which 50,000 are issued and outstanding. All of those shares have an issue price and preference on liquidation equal to $1.00 per share. The Series A Preferred Shares accrue dividends at the rate of 10% per annum during the first two years following issuance, which dividend is payable in cash and is cumulative. During the third through fifth year in which the Series A Preferred Shares are outstanding, the holders are entitled to 3.75% of the net profits of the Company, also payable in cash. The Company may redeem this preferred stock at any time following notice to the holder for an amount equal to the issue price, plus any accrued but unpaid dividends.

     The Series A Preferred Shares are convertible into Common Stock of the Company at the option of the holder on a one for one basis at any time up to the fifth anniversary of the issuance.
On the fifth anniversary, the Series A Preferred Shares automatically convert into Common Stock of the Company. The conversion rate is subject to adjustment in certain events, including stock splits and dividends.

     Holders of the Preferred Stock are entitled to one vote for each share held of record. Holders of the Preferred Stock vote with holders of the Common Stock as one class. Finally, all of the Company's issued and outstanding Series A Preferred Shares are fully paid, nonassessable and not subject to any future call.


     Warrants       In connection with an offering completed in
June, 1998, the Company issued 105,700 Warrants. Each Warrant may be exercised by the holder thereof to purchase one share of Common Stock of the Company at an exercise price of $2.00 per share until April 13, 2000 ("Exercise Period") unless sooner redeemed. Thereafter, the Warrants will expire, become void and of no further force or effect, unless extended in the sole discretion of the Company. The Company also reserves the right to modify the exercise price. There is no assurance market conditions will exist at any time during the Exercise Period such that exercise of the Warrants will be practical; in fact, it is not anticipated that a market for the Warrants will develop during the exercise period.

     Any decision to extend the Exercise Period of the Warrants or change the exercise price will rest in the discretion of the Company. In the event a decision is made to extend the Exercise Period or change the exercise price, such notice shall be delivered to holders by written notice not less than thirty days prior to expiration of the Exercise Period. Upon expiration of the Exercise Period, it is anticipated that any market which might have existed for the Units and the Warrants will terminate.

     The Warrants contain the usual anti-dilution provisions so as to avoid dilution of the equity interest which is represented by the underlying Common Stock upon the occurrence of certain events, such as stock dividends or splits. In the event of liquidation, dissolution, or winding up of the Company, holders of the Warrants will not be entitled to participate in the assets of the Company. Holders of Warrants will have no voting, preemptive, liquidation or other rights of a stockholder, and no dividends will be declared on the Warrants.

     The Warrants are redeemable at the election of the Company at any time following detachment upon thirty days notice to the holders at a redemption price of $.001 per Warrant. Notice of the Company's decision to redeem the Warrants shall be given to the holders by regular mail at the last known address maintained by the Company's Warrant Agent. The failure of the holder of such Warrants to purchase the Common Stock within the thirty day period will result in such holders' forfeiture of the right to purchase the Common Stock underlying the Warrants.

     The Warrants may not be exercised unless the holder resides in a state where such exercise will be permitted under applicable state securities laws. The Company anticipates that the issuance of the Common Stock underlying the Warrants will be permitted in each jurisdiction wherein sale of the Units is qualified. However, subsequent transfer of the Warrants may result in the inability of the holder to exercise the Warrants.


     Transfer Agent The Company's transfer agent for the Common
Stock and Warrant Agent for the Warrants is Securities Transfer
Corporation.  Its address and telephone number are 16910 Dallas
Parkway, Suite 100, Dallas, Texas 75248; (972) 447-9890.


     Dividends      No dividend has been declared or paid by the
Company on its shares of Common Stock since inception and no dividends on shares of Common Stock are contemplated in the foreseeable future. Any earnings of the Company will be reinvested in the Company's business.


                            PART II

Item 1.   Market Price for Common Equity and Related Stockholder
Matters.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future following receipt of an effective date for this Registration Statement.


     Market Price        The Company's Common Stock is not quoted
at the present time.

     Holders        There are 58 holders of the Company's Common
Stock as of June 30, 1998.

     Penny Stock Regulation          Broker-dealer practices in
connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

     When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.


     Dividends      The Company has never paid or declared any
dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.


Item 2.   Legal Proceedings.

     The Company knows of no legal proceeding to which it is a party or to which any of its property is subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.


Item 3.   Changes in and Disagreements With Accountants.

     The Company has not changed it accountants, Kish, Leake &
Associates, P.C. 7901 East Belleview Ave, Suite 220, Englewood,
Colorado 80111 since its formation and there are no disagreements with the findings of said accountants.

Item 4.   Recent Sales of Unregistered Securities.

     In May and June, 1998 the Company received a total of $211,400 from the sale of 211,400 shares of Common Stock and 105,700 Warrants of the Company, in an offering conducted by the executive officers and directors of the Company pursuant to the exemptions from registration provided under Section 3(b) of the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and Rule 504 of Regulation D promulgated thereunder. Additionally, the Company received a total of $50,000 from the sale of 50,000 shares of Preferred Stock of the Company to two shareholders who are residents of the State of Colorado pursuant to an offering conducted by the executive officers and directors of the Company during April, 1998. The Company claimed the exemptions from registration in connection with the offering provided under Section 4(2) of the Act.

     In connection with the first non-public offering of the Company's securities referenced above, the Company relied on Regulation D, Rule 504 of the 1933 Act for an exemption from the registration requirements for such securities. The shares sold in that offering were issued pursuant to a private placement memorandum. Each investor in this offering was required to meet or exceed certain conditions contained within the Private Placement Memoranda which were included to ensure that the investor was qualified to purchase such securities. Each investor was able to fend for himself in the transaction. Furthermore, each investor was furnished with information concerning the proposed operation of the Company and each had the opportunity to verify the information supplied. The securities issued to said investors did not contain a legend restricting the transfer of said shares.

     In connection with the offering not covered under Regulation D, Rule 504, the Company relied on exemptions from the registration requirements contained at Section 4(2) and/or 3(b) of the 1933 Act. Each of the purchasers was a sophisticated investor and the Company obtained a representation from such individuals or entities to that effect. The Company obtained a representation from each investor of his intent to acquire the shares of the Company for the purpose of investment only and not with a view toward resale or redistribution thereof.


Item 5.   Indemnification of Directors and Officers.

     Article X of the Company's Articles of Incorporation contain provisions providing for the Indemnification if directors and officers of the Company as follows:

     The Board of Directors of the Corporation shall have the power to:

     Section 1. Indemnify any director, officer, employee or agent of the Corporation to the fullest extent permitted by the Colorado Business Corporation Act as presently existing or as hereafter amended.

     Section 2. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article X.

     Section 3. Purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this
Article X.

     The indemnification provided by this Article X shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, and Bylaws, agreement, vote of shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

                           PART F/S

Financial Statements.

     The following financial statements are attached to this Registration Statement and filed as a part thereof.

     1)     Table of Contents - Financial Statements
     2)     Independent Auditor's Report
     3)     Balance Sheet
     4)     Income Statement
     5)     Statement of Stockholders' Equity
     6)     Statement of Cash Flows
     7)     Notes to Financial Statements

                          PART III

Item 1.     Exhibit Index

No. Sequential

(1)     Not Applicable

(2)     Charters and by-laws

        2.1 Articles of Incorporation, as filed with the Colorado Secretary of State, dated June 30, 1997

        2.2 Articles of Amendment to the Articles of Incorporation, as filed with the Colorado Secretary of State, dated April 15, 1998

        2.3     Bylaws

(3)     Instruments defining rights of security holders

        3.1     Form of Warrant Certificate

(4)     Not applicable

(5)     Not applicable

(6)     Material Contracts

        6.1     Employment Agreement, by and between the Company and Roger
                K. Burnett, dated August 5, 1997

        6.2     Employment Agreement, by and between the Company and Joseph
                F. DeBerry, dated August 5, 1997

        6.3     Non-Qualified Stock Option and Stock Grant Plan, dated
                July 1, 1998

        6.4     Stock Option Agreement

        6.5 Real Estate Purchase Agreement, by and between the Company and James Fisher DeBerry, dated August 4, 1997

        6.6     Administrative Services Agreement, dated January 1, 1998

(7)     Not applicable

(8)     Not applicable

(9)     Not applicable

(10)    Not applicable

                          SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

____________________________________________________________________________
                     Full Tilt Sports, Inc.

Date: 8/24/98
      ____________________________

By: /s/ Roger K. Burnett
    ______________________________
    Roger K. Burnett, President

                     FULL TILT SPORTS, INC.
                 (A Development Stage Company)

                      FINANCIAL STATEMENTS

               With Independent Auditors' Report

For The Period June 30, 1997(Inception) Through December 31, 1997
      And The Six Month Interim Period Ended June 30, 1998
                           (Unaudited)

                     FULL TILT SPORTS, INC.
                 (A Development Stage Company)

                       TABLE OF CONTENTS


                                                           Page
Independent Auditors' Report                                F-1

Balance Sheet                                               F-2

Income Statement                                            F-3

Statement of Stockholders' Equity                           F-4

Statement of Cash Flows                                     F-5

Notes to Financial Statements                               F-6 to F-10

                  Independent Auditors' Report
                  ----------------------------

We have audited the accompanying balance sheet of Full Tilt Sports, Inc.(A Development Stage Company), as of December 31, 1997, and the related statements of income, shareholders' equity and cash flows for the period June 30, 1997 (inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Full Tilt Sports, Inc. at December 31, 1997 and the results of its operations and its cash flows for the period June 30, 1997
(inception) through December 31, 1997 in conformity with generally accepted accounting principles.



Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
July 21, 1998

Full Tilt Sports, Inc.
(A Development Stage Company)
Balance Sheet
------------------------------------------------------------------------

                                                   Unaudited    Audited
                                                     June       December
                                                   30, 1998     31, 1997
                                                   --------     --------
ASSETS

Current Assets
   Cash                                             $207,074     $26,291
   Accounts Receivable                                 4,304           0
   Stock Subscriptions Receivable                          0      10,000
   Deposits                                               50          50
   Organiztional Costs (Less amortization of $76)        609         686
                                                         ---         ---
Total Current Assets                                 212,037      37,027
                                                     -------      ------
Property, Plant, and Equipment
   Funiture and Equipment                              2,396       2,396
                                                       -----       -----
Total Property, Plant, and Equipment                   6,845       2,396
   Less Accumulated Depreciation                      (1,189)       (799)
                                                      -------      ------
Net Property, Plant, and Equipment                     5,656       1,597
                                                       -----       -----

TOTAL ASSETS                                         217,693      38,624
                                                     =======      ======

LIABILITIES

Current Liabilities
   Accounts Payable                                   23,495      16,043
   Accrued Salaries                                        0       2,500
   Other Accrued Expenses                              4,898       2,693
                                                       -----       -----
Total Current Liabilities                             28,393      21,236
                                                      ------      ------

STOCKHOLDERS' EQUITY

   Preferrred Stock (Authorized 5,000,000 Shares
      Par Value $.01; 50,000 Shares Issued And
      Outstanding (Unaudited) ; 0 Shares Issued
      and Outstanding                                    500           0

   Common Stock (Authorized 25,000,000 Shares
      Par Value $.001; 3,726,261 Shares Issued and
      Outstanding (Unaudited); 3,500,000 Shares
      Issued and Outstanding)                          3,726       3,500

   Additional Paid In Capital                        330,914      66,500

   Retained Deficit                                 (145,840)    (52,612)
                                                    ---------    --------
Total Stockholders' Equity                           189,300      17,388
                                                     -------      ------
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY           $217,693     $38,624
                                                    ========     =======

   The Accompanying Notes Are An Integral Part Of These Financial Statements.

Full Tilt Sports, Inc.
(A Development Stage Company)
Income Statement
-------------------------------------------------------------------------------

                                          Unaudited    Audited      Unaudited
                                         Six Month  June 30, 1997 June 30, 1997
                                      Interim Period  (Inception)  (Inception)
                                            Ended       Through     Through
                                            June        December      June
                                          30, 1998      31, 1997    30, 1998
                                          --------      --------    --------

REVENUE                                       $4,292           $0        $4,292
                                              ------           --        ------

COST OF GOODS SOLD                             4,002            0         4,002
                                               -----            -         -----

GROSS PROFIT                                     290            0           290
                                                 ---            -           ---

GENERAL AND ADMINISTRATIVE EXPENSES
   Advertising                                33,743          350        34,093
   Amortization                                   76           76           152
   Bank Charges                                    0          160           160
   Administrative Services                    15,000        2,500        17,500
   Depreciation                                  390          799         1,189
   Filing and Recording Fees                      15          251           266
   Offering Expense                                0       14,877        14,877
   Office Expense                              3,883        1,651         5,534
   Payroll Tax                                 2,978        1,766         4,744
   Professional Fees                           4,104        8,476        12,580
   Salary                                     30,000       20,000        50,000
   Telephone                                   1,380        1,275         2,655
   Travel                                      2,066          366         2,432
                                               -----          ---         -----

Total General and Administrative Expense      93,635       52,547       146,182
                                              ------       ------       -------

INCOME (LOSS) FROM OPERATIONS                (93,345)     (52,547)     (145,892)
                                             --------     --------     ---------

OTHER INCOME (EXPENSE)
   Interest Income                               172            0           172
   Interest (Expense)                            (55)         (65)         (120)
                                                 ----         ----         -----

Total Other Income (Expense)                     117          (65)           52
                                                 ---          ----           --

INCOME (LOSS) BEFORE TAXES                   (93,228)     (52,612)     (145,840)
                                             --------     --------     ---------

   Provision for Income Taxes                      0            0             0
                                                   -            -             -

NET (LOSS)                                  ($93,228)    ($52,612)    ($145,840)
                                            =========    =========    ==========
Basic (Loss) Per Common Share                 ($0.03)      ($0.02)

Weighted Average Shares Outstanding        3,537,710    3,333,333
                                           =========    =========


   The Accompanying Notes Are An Integral Part Of These Financial Statements.


Full Tilt Sports, Inc.
(A Development Stage Company)
Statement of Shareholders Equity
-----------------------------------------------------------------------------------------------------------------
                                                                  Preferred Stock   Common Stock
                       Number of   Number of                       Capital Paid    Capital Paid
                        Common     Preferred  Preferred  Common    In Excess Of    In Excess Of Accumulated
                        Shares      Shares      Stock     Stock     Par Value       Par Value   (Deficit)   Total

Balance at
June 30, 1997                  0           0         $0      $0                $0             $0         $0      $0

Issuance Of Common
Stock

July 05, 1997 For Cash
$.0071 Per Share       2,800,000           0              2,800                          17,200              20,000
July 07, 1997 For Cash
@ $.02 Per Share         500,000           0                500                           9,500              10,000

December 1997 For Cash
@ $.20 Per Share         200,000                            200                          39,800              40,000

Net (Loss)
December 31, 1997                                                                                 (52,612)  (52,612)
                       ---------           -           -  -----                          ------   --------  --------
Balance At
December 31, 1997      3,500,000           0           0  3,500                0         66,500   (52,612)   17,388

April 14, 1998 For
Cash @ $1 Per Share                   50,000         500      0           49,500                             50,000

Private Stock Offering:
June 30, 1998 For Cash
@ $1 Per Share           211,400                            211                         211,189             211,400
(Less Deferred Offering
Costs)                                                                                  (11,121)            (11,121)

June 30, 1998 Services
Valued @ $1.00            14,861                             15                          14,846              14,861

Unaudited (Loss) at
June 30, 1998                                                                                      (93,228)  (93,228)
                       ---------      ------       ----  ------           -------     --------     --------  --------
Unaudited Balance at
June 30, 1998          3,726,261      50,000       $500  $3,726           $49,500     $281,414    ($145,840) $189,300
                       =========      ======       ====  ======           =======     ========    ========== ========


   The Accompanying Notes Are An Integral Part Of These Financial Statements.

Full Tilt Sports, Inc.
(A Development Stage Company)
Statement of Cash Flows
--------------------------------------------------------------------------------

                                           Unaudited    Audited      Unaudited
                                          Six Month  June 30, 1997 June 30, 1997
                                       Interim Period (Inception)   (Inception)
                                            Ended       Through       Through
                                            June        December       June
                                           30, 1998     31, 1997      30, 1998
                                           --------     --------      --------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income (Loss)                         ($93,228)    ($52,612)   ($145,840)
Adjustments to Reconcile Net Loss to Net
Cash Provided By Operating Activities

Items Not Affecting Cash Flows:
   Depreciation Expense                           390          799        1,189
   Amortization Expense                            76           76          152

   (Increase) In Accounts Receivable           (4,304)           0       (4,304)
   (Increase) Decrease In Stock Subscriptions
    Receivable                                 10,000      (10,000)           0
   (Increase) In Other Assets                       0         (812)        (812)
   Increase In Accounts Payable                 7,453       16,043       23,496
   Increase (Decrease) In Accured Salaries     (2,500)       2,500            0
   Increase In Other Accrued Expenses           2,205        2,693        4,898

Net Cash Used By Operating Activities         (79,908)     (41,313)    (121,221)
                                              --------     --------    ---------



CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of Equipment                       (4,449)       (2,396)     (6,845)
                                               -------       -------     -------

Net Cash Used By Investing Activities          (4,449)       (2,396)     (6,845)
                                               -------       -------     -------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Common Stock                   215,140        70,000     285,140
   Issuance of Preferred Stock                 50,000             0      50,000
                                               ------             -      ------

Net Cash Provided By Financing Activities     265,140        70,000     335,140
                                              -------        ------     -------

Net Increase In Cash                          180,783        26,291     207,074

Cash At Beginning Of Year                      26,291             0           0
                                               ------             -

Cash At End Of Year                          $207,074       $26,291    $207,074
                                             ========       =======    ========

Non-Cash Activities:

Common Stock Issued For Services              $14,861            $0     $14,861
                                              =======            ==     =======


  The Accompanying Notes Are An Integral Part Of These Financial Statements.

Full Tilt Sports, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Period June 30, 1997 (Inception) Through December 31, 1997
------------------------------------------------------------------

Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

Organization

On June 30, 1997 Full Tilt Sports, Inc. (the Company) was incorporated under the laws of Colorado. The Company's primary purposes are to develop and market the Full Tilt line of clothing apparel and secondly to organize and develop one or more indoor multi-sport facilities in the United States.

Developmental Stage

The Company is currently in the developmental stage and has no significant revenues from operations to date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property and equipment is depreciated using the straight line method over the estimated economic lives ranging from 3 to 7 years.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considered demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest during the year ended December 31, 1997 was $-0-. Cash paid for income taxes for the year ended December
31, 1997 was $ -0-. There were no noncash investing and financing transactions.

Full Tilt Sports, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Period June 30, 1997 (Inception) Through December 31, 1997
------------------------------------------------------------------

Note 1 - Organization and Summary of Significant Accounting Policies (Cont'd)
-----------------------------------------------------------------------------

Net Income (Loss) Per Common Share

The net income (loss) per common share is computed by dividing the net income (loss) for the year by the weighted average number of common shares outstanding at December 31, 1997.

Advertising

Advertising is expensed when incurred.

Note 2 - Equity
---------------

The Company initially authorized 30,000,000 shares of stock of which 5,000,000 shares are $.01 par value preferred stock and 25,000,000 shares are $.001 par value common stock. On July 05, 1997 the Company issued 2,800,000 shares of common stock for $.0071 per share or $20,000. On July 07, 1997 the Company issued 500,000 shares of common stock for $.02 per share or $10,000. On December 31, 1997 the Company issued 200,000 shares of common stock for $.20 per share or $40,000.

The Board of Directors is authorized to divide the class of preferred shares into series and to fix and determine the relative rights and preferences of those shares.

In September 1997 the Company offered to sell up to 500,000 shares of common stock for $1.00 per share, based on a best efforts basis to Colorado residents only. The minimum is 300,000 shares and a maximum of 500,000 shares for a total offering of $500,000. The shares of common stock were to be issued pursuant to an exemption from registration under Section 3(b) and Regulation D, Rule 504, of the Securities Act of 1933, as amended, and from an exemption to registration provided by Section 11-51-308(l)(p) of the Colorado Securities Act.

The private placement was terminated without receiving any funds, and the offering costs were deducted as part of the operation in 1997.

Full Tilt Sports, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Period June 30, 1997 (Inception) Through December 31, 1997
------------------------------------------------------------------

Note 3 - Stock Option Plan
--------------------------

The Company has adopted a Non-Qualified Stock Option and Stock Grant Plan for the benefit of key personnel and others providing significant services to the Company. An aggregate of 1,000,000 shares of common stock has been reserved for issuance under this plan. There are no options outstanding under this plan as of December 31, 1997.

Note 4 - Income Taxes
---------------------

The Company follows Financial Accounting Standards Board
Statement No. 109, "Accounting For Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The components of the deferred income tax assets and liabilities arising under FASB
Statement No. 109 were as follows:

     Deferred tax asset                     $10,522
     Valuation allowance                     10,522
                                            -------
                                            $  -0-
                                            =======

The net change in the valuation allowance for the year ended
December 31, 1997 was $10,522.

The types of temporary differences between the tax basis of assets and their financial reporting amounts that give rise to a significant portion of the deferred tax asset are as follows:

                                      Temporary        Tax
                                      Difference       Effect
                                      ----------       ------
     Net operating loss carry forward   $52,612        $10,522
                                        =======        =======

The net operating loss carry forward will expire in the year 2012.

Note 5 - Related Party Events
-----------------------------

The Company has executed an Administrative Service Agreement with a company owned by directors of the Company for $2,500 per month for a twelve year period beginning January 1, 1998.

Full Tilt Sports
(A Development Stage Company)
Notes To Financial Statements
For The Period June 30, 1997 (Inception) Through December 31, 1997
------------------------------------------------------------------


Note 5 - Related Party Events (continued)
-----------------------------------------

The Company has an option to acquire property purchased by an officer/director.

The Company entered into employment agreements for $30,000 per year with two of its officers. The initial term of this agreement commenced September 1, 1997 and will terminate on August 31, 1998, and shall continue thereafter on a year to year basis unless terminated by the Company.


Note 6 - Subsequent Events
--------------------------

The Company plans to file a form 10-SB with the Securities and Exchange Commission to register its common stock under the Securities and Exchange Act of 1934.


In April 1998 the Company offered to sell up to 50,000 units (the "Units") at $10.00 per Unit, or $1.00 per share, based on a best efforts basis to Colorado residents only. Each Unit is comprised of 10 shares of $.001 par value common stock and 5 common stock purchase warrants. The warrants can be exercised at anytime after the offering to purchase 1 share of common stock for $2.00 until April 13, 2000. The minimum is 15,000 Units and a maximum of 50,000 Units for a total offering of $500,000. The shares of common stock contained in the Units are to be issued pursuant to an exemption from registration under Section 3(b) and Regulation D, Rule 504, of the Securities Act of 1933, as amended, and to an exemption to registration provided by Section 11-51-308(l)(p) of the Colorado Securities Act.


In June 1998 the Company completed the offering and sold 21,140 units including 211,400 shares of common stock and 105,700 warrants for $211,400. After deferred offering costs of $11,121, the Company netted $200,068 from the offering.

In June 1998 the Company issued 14,861 shares of common stock valued at $1 per share for services rendered to the Company.

Full Tilt Sports, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Period June 30, 1997 (Inception) Through December 31, 1997
------------------------------------------------------------------

Note 6 - Subsequent Events (continued)
--------------------------------------

In April 1998 the Articles of Incorporation were amended to authorize the issuance of 150,000 shares of Series A Voting Convertible Preferred Stock to be issued at the discretion of the Board of Directors for $1 per share. The Series A Voting Convertible Preferred Stock has senior preferential fixed dividends at the rate of 10% per annum ($.10 per year) pro rated to the date of issuance, for a period of 24 months after issuance, payable annually on or before December 31 of each such calendar year before any dividend shall be declared or paid upon or set apart for the Common Stock. Beginning on the first day of the 25th month and continuing until the expiration of 60 months from the date of issuance, unless sooner converted, the dividend shall be calculated as 3.75% of the "net profits" of the Corporation and payable annually on or before 90 days from the
closing of the Corporation's fiscal year.   The Series A Voting
Convertible Preferred Stock automatically converts to common stock in 5 years from the date of issuance. The conversion rate will be subject to adjustments in certain events, including stock splits and dividends.

On April 14, 1998, the Company sold 50,000 shares of series A preferred stock for $50,000 or $1.00 per share.


Note 7 - Unaudited Financial Information
----------------------------------------

The information furnished herein for the six month interim period ended June 30, 1998, was taken from the books and records of the Company without audit. The Company believes, however, that is has made all adjustments necessary to reflect properly the results of operations for the six month interim period ended June 30, 1998. The adjustments consist only of normal reoccurring accruals. The results of operations for the six month interim period ended June 30, 1998, are not necessarily indicative of the results to be expected for the year ended December 31, 1998.